Exhibit 99.1

Santiago, February 9, 2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance

Ref.:            MATERIAL EVENT NOTICE
___________________________________________________________________

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the compilations of norms of the Superintendency of Banks and Financial Institutions ("SBIF"), we notify you of the following MATERIAL EVENT:

In an extraordinary meeting held today, February 9, CorpBanca's board of directors agreed to rectify 2015 financial statements pursuant to the specific instructions of the SBIF. In particular, the SBIF requested CorpBanca to change the accounting treatment given to the fines imposed by the SBIF pursuant to letter No. 16,191 dated as of December 30, 2015.

As previously informed in a Material Event Notice filed on January 4, 2016, the SBIF imposed several fines on CorpBanca for an aggregate amount equal to Ch$21,764,507,494. The SBIF also required that the amount of the penalties be reflected in CorpBanca's 2015 financial statements.

As announced in the Material Event Notice mentioned above, on January 18 CorpBanca filed an appeal with the Santiago Court of Appeals requesting the rescission of the fine imposed by the SBIF pursuant to the provisions of the General Banking Act. CorpBanca is convinced that the fines were wrongfully imposed, according to the applicable laws and regulations. In addition, in compliance with the SBIF's instruction, CorpBanca recognized the fines in its financial statements for the year ended December 31, 2015 without affecting the bank's results, as informed in the Material Event Notice mentioned above.

Notwithstanding the aforementioned, on February 8, 2016, the SBIF issued letter No. 1,893 by which it instructed CorpBanca to amend its  financial statements for the year ended December 31, 2015 "so that the fines herein referred are recognized as an expense in the  2015 results and, at the same time, to not register any kind of income associated with the accounting of the fines, that may have the effect of offsetting –in whole or in part– the impact of the fines in the bank's results".

The board of directors considers that it is its duty to express its absolute conviction that the original accounting treatment –determined by CorpBanca's management and endorsed by our external auditors as reflected in its financial statements submitted to the SBIF and published by the regulator on January 29– is correct pursuant to the International Financial Reporting Standards (or "IFRS") and to the International Accounting Standards (or "IAS"). Both IFRS and IAS are applicable to Chilean banks pursuant to the Compendium of Accounting Norms of the SBIF to the extent that there are not specific regulations of the SBIF.

In connection with the above, the bank's and its board of directors' concern is, and has always been, to safeguard our shareholders' interests, and to maintain correct accounting standards and record keeping policies. The bank has informed the SBIF that the result of not complying with IFRS and IAS with respect to the treatment of the fines in its financial statements for the year ended December 31, 2015 could limit the current shareholders' recovery of damages in the event that CorpBanca recovers the amounts paid as a result of a favorable ruling by the Santiago Court of Appeals.  As a result of CorpBanca's compliance with the SBIF's new requirements with respect to the accounting treatment of the fines, our 2015 distributable earnings will be negatively impacted. In the event that CorpBanca recovers any amounts, the participation of our current shareholders in the bank will be diluted because of the consummation of the merger with Banco Itaú Chile.

Notwithstanding the aforementioned and considering the SBIF's directive, the board of directors has no other option than to comply with the requirements of the SBIF. Consequently, within the time-frame imposed by the SBIF (that expires on February 11), we will send to the SBIF the files MP1, MR1, MP2 and MR2 amended in order to account for the Ch$21,764,507,494 as an expense against our results.

Sincerely yours,

Fernando Massú Taré
Chief Executive Officer